UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

WABCO HOLDINGS INC. (Exact Name of Registrant as Specified in Charter)

Delaware	1-33332	20-8481962
(State or Other Jurisdiction		(I.R.S. Employer
of Incorporation)	(Commission File No.)	Identification Number)

Chaussée de la Hulpe 166 1170 Brussels, Belgium 2770 Research Drive Rochester Hills, MI
(Address of Principal Executive Offices)		(Zip Code) 48309-3511

Lisa J. Brown, Vice President Legal & Company Secretary + 32-2-663-9-800 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

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Section 1 - Conflict Minerals Disclosure

Item 1.01. WABCO Holdings Inc. (the “Company”) evaluated its current product lines and determined that certain products it manufactures or contracts to manufacture contain tin, tungsten, tantalum and/or gold (“3TG”). The Company has prepared a Conflict Minerals Report that summarizes the Company’s reasonable country of origin of inquiry with respect to the 3TG minerals.

Item 1.02

A copy of WABCO’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at www.wabco-auto.com.

Section 2 – Exhibits

Exhibit 1.01 - Conflict Minerals Report, as required by Items 1.01 and 1.02 of this Form, is filed with this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2016	WABCO HOLDINGS INC.

	By:	/s/ Lisa J. Brown
Vice President Legal & Company
Secretary